UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E−3

RULE 13e−3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
(Amendment No. 3)

Boss Holdings, Inc.

(Name of the Issuer)

Boss Holdings, Inc.
G. Louis Graziadio III
William R. Lang
James F. Sanders
Ginarra Partners, LLC
Graziadio Family Trust, udt 10/13/75

(Name(s) of Person(s) Filing Statement)

Common Stock, $0.25 par value per share

(Title of Class of Securities)

10011B101

(CUSIP Number of Class of Securities)

G. Louis Graziadio III
Chairman of the Board, President and Chief Executive Officer
Boss Holdings, Inc.
1221 Page Street
Kewanee, Illinois 61443
(309) 852-2131

(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copy to:
Dennis J. Block, Esq.
Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, New York 10281
(212) 504−6000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e−3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:

Check the following box if the filing is a final amendment reporting the results of the transaction:

Calculation of Filing Fee
Transaction Valuation (*)	Amount of Filing Fee (**)
$ 389,790	$ 28.00

(*) Calculated solely for purposes of determining the filing fee. This amount assumes the acquisition of approximately 50,953 shares of common stock for $7.65 per share in cash in lieu of issuing fractional shares to holders of less than 100 shares of common stock after the proposed reverse/forward stock split.

(**) The filing fee is calculated in accordance with Rule 0−11(b) by multiplying the Transaction Valuation of $389,790 by 0.0000713.

☒
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0−11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $28.00
Form or Registration No.: Schedule 13E-3/A
Filing Party: Boss Holdings, Inc.
Date Filed: February 26, 2010

RULE 13e−3 TRANSACTION STATEMENT

EXPLANATORY STATEMENT

This Amendment No. 3 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, this “Schedule 13E-3”) initially filed by Boss Holdings, Inc., a Delaware corporation (the “Company”), on January 20, 2010 and amended by Amendment No. 1 filed on February 26, 2010 and Amendment No. 2 on March 5, 2010, in connection with a proposed transaction to deregister its shares of common stock, $0.25 par value per share (the “Common Stock”), under the federal securities laws. This Amendment No. 3 is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to the Schedule 13E-3 solely to report the results of the Rule 13e-3 transaction described below.

Amendments (the “Amendments”) to the Company’s certificate of incorporation providing for a 1-for-100 reverse split (the “Reverse Split”) of Common Stock, followed immediately by 100-for-1 forward split (the “Forward Split” and, together with the Reverse Split, the “Transaction”) of the Common Stock were filed with the Secretary of State of the State of Delaware and became effective on April 23, 2010. The Amendments were approved by the Company’s Board of Directors on December 23, 2009 and by stockholders holding the requisite number of shares of the Company’s capital stock on April 20, 2010. Upon the effectiveness of the Reverse Split, stockholders holding fewer than 100 shares of Common Stock immediately prior to the Reverse Split became entitled to a cash payment equal to $7.65 per share of Common Stock held by them, on a pre-split basis, without interest. Stockholders holding 100 or more shares of Common Stock immediately prior to the Reverse Split participated in the Forward Split and therefore continued to hold the same number of shares immediately after the Forward Split as they did immediately before the Reverse Split.

Based on the information available to the Company as of the date hereof, the Transaction reduced the number of record holders of the Common Stock to fewer than 300. The Company is filing a Form 15 with the Securities and Exchange Commission (the “SEC”) to terminate registration of the Common Stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and to suspend its reporting obligations under the Exchange Act. Upon the filing of the Form 15, the Company’s obligation to file periodic reports with the SEC, including annual reports on Form 10-K and quarterly reports on Form 10-Q, will be suspended.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

BOSS HOLDINGS, INC.

By:	/s/ James F. Sanders
James F. Sanders
Corporate Secretary

/s/ William R. Lang
William R. Lang

/s/ G. Louis Graziadio III
G. Louis Graziadio III

/s/ James F. Sanders
James F. Sanders

GINARRA PARTNERS, LLC

By:	SECOND SOUTHERN CORP., manager

By:	/s/ G. Louis Graziadio III
Name: G. Louis Graziadio III
Title: CEO

GRAZIADIO FAMILY TRUST, UDT 10/13/75

By:	/s/ James F. Sanders
Name: James F. Sanders
Title: Trustee

By:	/s/ William R. Lang
Name: William R. Lang
Title: Trustee

Dated:  April 30, 2010